Act: 1934
Section: 13A
Rule:
Public Availability: 10/15/2007

NO ACT

DC
PE 10-12-07




07078933

October 15, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Victory Renewable Fuels, LLC
Incoming letter dated October 12, 2007

Based on the facts presented, the Division will not object if, after the filing of a Form 15 making appropriate claims pursuant to Rule 12h-3 under the Securities Exchange Act of 1934, Victory Renewable Fuels stops filing periodic and current reports under the Exchange Act that are due on or after the date of the Form 15.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only with respect to Rule 12h-3 and does not express any legal conclusion on the question presented or any other matters.

Sincerely,

Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2007

Mail Stop 3010

Miranda L. Hughes
Brown, Winick, Graves, Gross
Baskerville and Schoenebaum, P.L.C.
666 Grand Avenue
Suite 2000, Ruan Center
Des Moines, IA 50309

RE: Victory Renewable Fuels, LLC

Dear Ms. Hughes:

In regard to your letter of October 12, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee, Deputy
Office of Chief Counsel



Brown, Winick, Graves, Gross,
Baskerville and Schoenebaum, P.L.C.

666 Grand Avenue, Suite 2000
Ruan Center, Des Moines, IA 50309

October 12, 2007

direct phone: 515-242-2477
direct fax: 515-323-8577
email: hughes@brownwinick.com

Sections 15(d) and 13 of the Securities and
Exchange Act of 1934 and Rule 12h-3
Promulgated Thereunder

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, DC 20549

Attn: Office of Chief Counsel

RE: Victory Renewable Fuels, LLC
Registration Statement on Form SB-2 filed May 18, 2006
File No. 333-134732

Ladies and Gentleman:

On behalf of Victory Renewable Fuels, LLC, an Iowa limited liability company (the "Company"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in the Company's view that the effectiveness of the Company's registration statement on Form SB-2 during the fiscal year ending November 30, 2007 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration on Form SB-2 became effective (i.e., the fiscal year ending November 30, 2007). This letter replaces our previous letters submitted to you on September 10, 2007 and October 8, 2007.

Factual Background

The Company was organized in April 2005 for the purpose of developing and constructing a biodiesel plant in Iowa. The Company currently has 30 record holders of its membership units, with approximately 2,710 membership units outstanding. The Company sold 2,290 membership units to seed capital investors at a purchase price of $500 per unit and 420 units to founders at a purchase price of $250 per unit, without registering the units with the Securities and Exchange Commission pursuant to the Securities Act. All sales were made pursuant to Rule 506 of Regulation D.

On May 18, 2006, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Company filed a registration statement on Form SB-2 (Reg. No. 333-134732), (the "Registration Statement"). The Registration Statement proposed an initial public offering of a minimum of 25,550 and a maximum of 34,050 membership units of the Company for $1,000 per unit. The minimum investment requirement per investor was $20,000 and investors were allowed to purchase additional units in increments of $1,000 upon meeting the minimum investment threshold. The purpose of the offering was to raise equity to help fund the construction and start-up costs of a 30-million gallon per year biodiesel plant. The units were offered on a best efforts basis directly to investors by the directors and officers of the Company without the use of an underwriter or placement agent.

The offering was to terminate the earlier of (1) the date upon which the maximum number units were sold or (2) the expiration of the one year period after the effective date. The Company could also end the offering any time after the minimum number of units were sold or if the Company abandoned the project for any reason. Upon termination of the offering, the Registration Statement required that the Company promptly return offering proceeds to investors, including nominal interest on the investments, less any escrow fees which would not exceed the interest.

Before subscribing for units, each investor was required to execute: (1) a subscription agreement; (2) a promissory note and security agreement; and (3) the Company's amended and restated operating agreement. All subscriptions were subject to approval by the Company's directors and the Company reserved the right to reject any subscription agreement. Investors subscribing for units in the offering were required to provide funds payable to the Company's escrow agent of not less than 10% of the amount due for the units for which subscription was sought, which amount was deposited in the escrow account. Subscribers were required to sign a full recourse promissory note and security agreement for the remaining 90% of the total subscription amount. No investment fees were charged by the Company to subscribers in order to subscribe for units in the offering.

Investments were to be held in escrow until the earliest of (1) satisfaction of all the escrow agreement requirements necessary to release funds; (2) the date which is one year after the Registration Statement was declared effective; or (3) termination of the offering. Proceeds from subscriptions for the units were deposited in an interest-bearing escrow account. The Registration Statement allowed the Company to terminate the offering prior to closing the offering in which event the Company was required to return investments, with interest, less escrow fees. The Escrow Agreement provided for a flat monthly escrow fee in the amount of $500 which would not in any event exceed $2,500. The Escrow Agreement also provided for an additional fee of $10.00 per investor which would be charged in the event the offering was unsuccessful and the Escrow Agent returned investments to the investors. All such fees were to be paid from interest on the account only and not from principal.

The Registration Statement was declared effective December 22, 2006. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. As such, the Company is subject to the reporting obligations under Section 15(d) of the Exchange Act. The Company has no units registered under Section 12 of the Exchange Act. The Company advises the Staff that it is current in its reporting obligations under the Exchange Act.

While the Company received subscription agreements for the purchase of units in the current registered offering, all funds that were received from investors were placed into escrow and no sales were consummated. Due to the lack of subscriptions received from investors during the offering period and a change in market conditions, on August 17, 2007, the Company filed with the Commission a letter requesting withdrawal of the Registration Statement pursuant to Rule 477 under the Securities Act which was consented to by the Commission on August 29, 2007. The Company notified the Iowa Securities Bureau and the South Dakota Division of Securities that the Registration Statement had been withdrawn with the SEC and requested those states to terminate the offering. Subsequently, the Company was notified on August 31, 2007, by each of the Iowa Securities Bureau and the South Dakota Division of Securities that the registrations had been terminated in those states. The Company passed a resolution to terminate the escrow agreement and return escrowed funds to subscribers. All monies received during the offering for the Company's membership units, were returned, together with nominal interest, less escrow fees as provided in the Escrow Agreement. The escrow fees amounted to a $10.00 charge per subscriber plus a $2,500 flat fee which was pro rated among subscribers. All escrow fees were paid from interest only and all principal was returned. In addition, all promissory notes received from subscribers were cancelled by the Company and returned along with the funds to subscribers. As such, no membership units were, nor will be, issued, pursuant to the Registration Statement and the subscribers have no further outstanding obligations whatsoever to the Company as a result of their subscriptions for units.

Although Exchange Act Rule 12h-3 grants an automatic suspension from these requirements for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(1)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective. Thus, although all membership units of the Company that are issued and outstanding are held beneficially of record by fewer than 300 members, who acquired the units privately without registration under the Securities Act and whose units are not registered under the Exchange Act, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, the Company hereby requests that a no-action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the Registration Statement during the fiscal year ending November 30, 2007 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (i.e., the fiscal year ending November 30, 2007).

Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c), thereunder, should not be interpreted in a manner that would require the Company to file Section 13(a) periodic reports merely because the Registration Statement was filed and became effective during the fiscal year ending November 30, 2007.

The Commission has stated that "the purposes of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (Oct. 5, 1983)(the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Although the Registration Statement was declared effective, no units were sold in the Company's initial public offering and the Company requested withdrawal of the Registration Statement pursuant to Rule 477 under the Securities Act which the Staff consented to on August 29, 2007. Subsequently the registrations by coordination with the Iowa Securities Bureau and the South Dakota Division of Securities were also terminated. The Company notified the escrow agent to return all funds held in the escrow account to all of the subscribers in the registered offering. The escrow agent then returned to each subscriber their investment, together with interest less escrow fees, along with each subscriber's promissory note which had been cancelled by the Company in accordance with the terms of the offering. As a result, no securities of the Company were sold or will be sold to the public by the Company pursuant to the Registration Statement, nor are there currently any public members of the Company. While the Company did receive subscriptions from investors during the registered offering, all funds that were received from such investors pursuant to such subscription agreements were placed into escrow and not released to the Company, the Company did not accept any of the subscription agreements and no units were issued to any investors pursuant to subscriptions received during the registered offering. Therefore, because the Company has no "investing public" to which information about its activities through the end of the fiscal year 2007 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..."*Id.* In the Company's case, the burdens imposed by the application of Rule 12h-3 would clearly outweigh any benefits. The preparation and filing of periodic reports would involve significant management efforts and would impose a financial burden on the Company. Because the Company has no public members and no purchasers in a registered public offering, there is no investing public that would derive a benefit from requiring the Company to continue filing periodic reports required by Section 13 of the Exchange Act.

The Staff has recognized in a number of situations similar to the Company's, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act that the application of Rule 12h-3(c) is not always justified by public policy considerations and, accordingly, has taken a no-action position such as that requested herein. *See, e.g., Telemar Participaoes S.A. (June 20, 2007); Wintegra, Inc. (Aug. 11, 2006); Infiniti Solutions Ltd., (Mar. 8, 2005); ATX Group, Inc., (Oct. 15, 2004); Engenio Information Technologies, Inc., (Sept. 13, 2004); NOMOS Corporation (Nov. 12, 2002); Medco Health Solutions, Inc. (Aug. 13, 2002); NeoGenesis Pharmaceuticals, Inc. (Apr. 1, 2002); OMP, Inc. (Apr. 2, 2001); Enfinity Corporation (Nov. 30, 1998); and Coral Systems, Inc. (Mar. 31, 1997).*

Consequently, the Company hereby requests that a no-action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the Registration Statement during the fiscal year ending November 30, 2007 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission periodic reports required by Section 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (i.e., the fiscal year ending November 30, 2007).

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's case, the investing public derives no benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act because the Company's outstanding membership units are held of record by less than 300 persons, there have been no purchasers in the registered public offering. Moreover, the financial burden of imposing Exchange Act reporting obligations on the Company would be substantial.

In light of the foregoing, we request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs in the Company's view that the effectiveness of the Registration Statement during the fiscal year ending November 30, 2007 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (i.e., the fiscal year ending November 30, 2007). If and when relief is granted by the Staff with respect to the foregoing, the Company will file Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provisions relied upon to suspend the duty to file reports) on or before the date on which the Company's next periodic report is due pursuant to the Exchange Act.

If you have any questions with respect to this request or require additional information contact Miranda Hughes as (515) 242-2477. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. We would appreciate it if you would acknowledge receipt of this letter by date-stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Sincerely,



Miranda L. Hughes

cc: Allen Blauwet

END